================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X   Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


================================================================================

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Form of Press Release issued by MSN Israel (a 50.1% owned subsidiary of the Registrant) on July 6, 2003, announcing "MSN Israel Posts Its First-Ever Net Profit."

                                                                          Item 1

                   MSN Israel Posts Its First-Ever Net Profit

MSN Israel moved into the black in the second quarter of the year, and it will record in June 2003 a net profit from operations amounting to tens of thousands of shekels. It is emphasized that MSN Israel is the first Israeli portal to post a net profit.

Company income in the second quarter totaled 5 million shekels, while operating profit reached 250,000 shekels, up 150% from the preceding quarter, and the company enjoyed a positive cash flow from operating activities. This is the second quarter running in which revenues from advertising on the portal and from paid added value services rose significantly. These results were accompanied by an expansion in marketing activities in the areas of content, e-commerce, advertising technologies and services.

Says Uri Adoni, CEO of MSN Israel: "The presentation of a net operating profit shows advertisers' understanding today that advertising on the Internet justifies itself as a leading marketing means providing the most effective return on their investment. It has been proven that a large chunk of users is prepared to pay for special added value services, and our latest initiatives in the field, including the Hotmail Extra Storage mail box, are evidence of this. Our being part of a large international company allows us to offer new and unique products in the field of advertising as well as the field of service products for business activity on the portal."

MSN Israel, which went on the air in April 2000, is jointly owned by Internet Gold (50.1%) and Microsoft (49.9%). The portal, which has since established itself as a leading portal in the Israeli Internet market, is visited monthly by more than 1.5 million different surfers viewing upwards of 85 million pages. Users are able to enjoy the most advanced online web services in the world, such as Hotmail.co.il, the world's first email service based on a hosted exchange server, introducing the user to a new level of performance and functionality, MSN messaging and other services which are provided by the site and its content partners. The MSN Israel website is user friendly and offers an abundance of content and tools.

At present, more than 67 business partners operate on MSN Israel, including some of Israel's foremost content producers, e-commerce companies and vendors of tools and other services (search engines, chats, maps, etc.).

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                            -------------------------------
                                                   (Registrant)



                                            By /s/Eli Holtzman
                                           -------------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  July 9, 2003